PROSPECTUS Dated June 11, 2002                      Pricing Supplement No. 51 to
PROSPECTUS SUPPLEMENT                       Registration Statement No. 333-83616
Dated June 11, 2002                                           Dated May 14, 2003
                                                                  Rule 424(b)(3)

                                 MORGAN STANLEY
                       GLOBAL MEDIUM-TERM NOTES, SERIES C
                             Senior Fixed Rate Notes

                         -------------------------------


     We, Morgan Stanley (formerly known as Morgan Stanley Dean Witter & Co.), have the option to redeem these notes in whole, but not in part, prior to the maturity date on any May 30 or November 30, beginning May 30, 2008, upon not less than 15 nor more than 20 calendar days notice. We describe the basic features of this type of note in the section of the accompanying prospectus supplement called "Description of Notes--Fixed Rate Notes," subject to and as modified by the provisions below.

     The notes may be repaid by us prior to maturity upon the death of a beneficial owner at a price equal to 100% of the issue price of the notes plus accrued but unpaid interest to the date of repayment. The right to require repayment in these circumstances is referred to herein as the "Survivor's Option" and is subject to the conditions specified below and our right to redeem the notes. To obtain repayment pursuant to the exercise of the Survivor's Option for a note, the deceased owner's authorized person must provide the information described below under "Repayment Upon Exercise of Survivor's Option." We will repay the notes prior to maturity or redemption by us only upon exercise of the Survivor's Option.

     We will pay interest semi-annually, beginning November 30, 2003. Interest will accrue at the rate of 4% per annum on the $1,000 principal amount of each note from and including May 30, 2003, the original issue date, to but excluding May 30, 2008 or any earlier repayment date upon exercise of the Survivor's Option, and at the rate of 6% per annum on the $1,000 principal amount of each note from and including May 30, 2008 to but excluding the maturity date, or any earlier repayment date upon exercise of the Survivor's Option or any earlier redemption date.

     We may create and issue additional notes with the same terms as the notes offered hereby so that the additional notes will form a single series with the notes offered hereby.

Principal Amount:            $15,000,000

Maturity Date:               May 30, 2018

Settlement Date
  (Original Issue Date):     May 30, 2003

Interest Accrual Date:       May 30, 2003

Issue Price:                 100%

Interest Payment
  Dates:                     Each May 30 and November
                             30, beginning November 30, 2003

Interest Payment
 Period:                     Semi-annual

Interest Rate:               4% per annum from and including
                             the original issue date to but
                             excluding May 30, 2008 or any
                             earlier repayment date upon exercise
                             of the Survivor's Option

                             6% per annum from and including May 30, 2008 to but excluding the maturity date or any earlier repayment date upon exercise of the Survivor's Option or any earlier redemption date

Redemption
  Percentage:                100%

Redemption Dates:            Redeemable in whole, but not in part,
                             at our option on any May 30 or
                             November 30, beginning May 30, 2008

 Redemption Notice
  Period:                    At least 15 but not more than 20
                             calendar days prior to the
                             redemption date

                          (continued on the next page)

     Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.

                                 MORGAN STANLEY

Annual Redemption
  Percentage
  Reduction:                 N/A

Book-Entry Note or
  Certificated Note:         Book-entry note

Senior Note or
  Subordinated Note:         Senior note

Agent:                       Morgan Stanley & Co. Incorporated

Minimum
  Denomination:              $1,000

Specified Currency:          U.S. dollars

Business Day:                New York

CUSIP:                       61745ESG7

Other Provisions:            See "Repayment Upon Exercise
                             of Survivor's Option" and
                             "United States Federal Income
                             Taxation" below

Repayment Upon Exercise of Survivor's Option:

     The estate of a deceased beneficial owner of a note will be eligible for a Survivors Option. A "Survivor's Option" is our agreement with the beneficial owner of a note to repurchase that note, in whole or in part, if requested, upon the death of that beneficial owner subject to the satisfaction of the conditions specified below. If we send notice that we are redeeming the notes, the Survivor's Option may no longer be exercised.

     If a Survivor's Option is exercised, we will repay any note that is properly tendered for repayment by or on behalf of the person that has authority to act on behalf of the deceased owner of that note under the laws of the appropriate jurisdiction at a price equal to 100% of the unpaid principal amount of the beneficial interest to be repaid, together with unpaid interest accrued thereon to the date of repayment.

     Conditions to Exercise of Survivor's Option

     To be valid, the Survivor's Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the note (which may be the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner) under the laws of the applicable jurisdiction. In addition, we will not permit the exercise of a Survivor's Option for an amount that is less than $1,000 or that will result in a note with a principal amount of less than $1,000 to remain outstanding.

     A beneficial owner of a note is a person who has the right, immediately prior to such person's death, to receive the proceeds from the disposition of that note, as well as the right to receive payment of the principal of the note.

     The death of a person owning a note in joint tenancy or tenancy by the entirety with another or others will be deemed the death of the owner of that note, and the entire principal amount of that note will be subject to repayment as described above.

     The death of a person owning a note by tenancy in common will be deemed the death of an owner of that note only with respect to the deceased owner's interest in that note. However, if a note is held by husband and wife as tenants in common, the death of either spouse will be deemed the death of the owner of that note, and the entire principal amount of that note will be subject to repayment as described above.

     Notes beneficially owned by a trust will be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary's interest in the trust. The death of a beneficiary of a trust will be deemed the death of the beneficial owner of the notes beneficially owned by the trust to the extent of that beneficiary's interest in the trust. The death of an individual who was a tenant by the entirety or joint tenant in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust. The death of an individual who was a tenant in common in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust only with respect to the deceased holder's beneficial interest in the note, unless a husband and wife are the tenants in common, in which case the death of either will be deemed the death of the beneficiary of the trust.

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     The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a note will be deemed the death of the owner of that note if the beneficial interest can be established to the satisfaction of the Trustee. The beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act, community property or other joint ownership arrangements between a husband and wife and custodial and trust arrangements where one person has substantially all of the beneficial interests of ownership in a note during his or her lifetime.

     A valid election to exercise the Survivor's Option may not be withdrawn, and after such exercise, the notes with respect to which the Survivor's Option has been exercised may not be transferred prior to repayment by us. Notes accepted for repayment pursuant to exercise of the Survivor's Option will be repaid no later than the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. If a note submitted for repayment pursuant to a valid election of the Survivor's Option is not accepted, the Trustee will deliver a written notice by first-class mail to the authorized person for the deceased beneficial owner that states the reason that particular note has not been accepted for repayment.

     Procedure for Exercise of Survivor's Option

     The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of the Depositary. A beneficial owner's interest in the notes will be evidenced solely by entries on the books of the securities intermediary acting on behalf of the beneficial owner as a direct or indirect participant in the Depositary (a "Participant"). The Depositary or its nominee will be treated as the registered holder of the notes and will be the only entity that can exercise the Survivor's Option for such notes. To obtain repayment pursuant to the exercise of the Survivor's Option, the deceased owner's authorized person must provide the following items to the Participant through which the related beneficial interest is owned:

o a written instruction to such Participant to notify the Depositary of the authorized person's desire to obtain repayment pursuant to exercise of the Survivor's Option;

o appropriate evidence that (a) the deceased was the owner of a beneficial interest in the related note at the time of death, (b) the death of the owner has occurred and (c) the person has authority to act on behalf of the deceased owner;

o if the beneficial interest in the related note is held by a nominee of the deceased owner, a certificate or letter from the nominee attesting to the deceased owners ownership of a beneficial interest in such note;

o a written request for repayment signed by the authorized person for the deceased owner (which includes a detailed description of the notes, including CUSIP number and maturity date, the deceased's social security number and the date of death of the deceased) with signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

o    if applicable, a properly executed assignment or endorsement;

o tax waivers and any other instruments or documents reasonably required in order to establish the validity of the ownership of the beneficial interest in the related note and the claimant's entitlement to payment; and

o any additional information reasonably required to document the ownership or authority to exercise the Survivor's Option and to cause the repayment of the related note.

     In turn, the applicable Participant will deliver each of these items to the Trustee, together with evidence satisfactory to the Trustee from the Participant stating that it represents the deceased owner of the beneficial interest in the related note.

     All questions regarding the eligibility or validity of any exercise of the Survivor's Option will (subject to the following sentence) be determined by the Trustee, in its sole discretion, which determination will be final and binding on all parties. In making any determinations hereunder, the Trustee may elect, in the exercise of its own discretion, to consult with Morgan Stanley personnel and seek our advice, but it is in no way

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

obligated to do so. The Trustee may conclusively rely on the advice provided to it by Morgan Stanley in connection herewith, which advice we have agreed to provide upon such request and which will be final and binding on all parties. The Trustee will not be liable to any person for any loss arising from any election on its part to seek our advice (whether such loss arises from any resulting delay or otherwise).

     The applicable Participant will be responsible for disbursing payments received from the Trustee to the authorized person for the deceased owner.

     If applicable, we will comply with the requirements of Section 14(e) of the Exchange Act, and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of notes at the option of the registered holders thereof.

United States Federal Income Taxation:

     The following discussion supplements the discussion in the section of the accompanying prospectus supplement under the caption "United States Federal Taxation" and is subject to all the limitations and qualifications set forth therein including, but not limited to, the qualifications and limitations set forth in the first paragraph therein.

     Payments of Interest on the Notes. Under applicable Treasury regulations, solely for purposes of determining the yield and maturity of the notes, we will be deemed to redeem the notes on May 30, 2008. If we do not, in fact, redeem the notes on May 30, 2008, the notes will be treated, solely for purposes of determining the yield and maturity of the notes, as retired and then reissued for an amount equal to the issue price of the notes. Accordingly, the notes are not "Discount Notes" (as discussed in the section of the accompanying prospectus supplement under the caption "United States Federal Taxation--Notes"), and all interest paid on the notes will be taxable to United States holders as described in the accompanying prospectus supplement under the caption "United States Federal Taxation-- Notes--Payments of Interest on the Notes."




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